Exhibit 99.1

ASX ANNOUNCEMENT

3 October 2016

Genetic Technologies Launches BREVAGenplus® Marketing Program
Around Susan G. Komen®’s Race for the Cure® Events

Melbourne, Australia, 3 October 2016: Molecular diagnostics company Genetic Technologies Limited (ASX: GTG; NASDAQ: GENE; “Company”) announced today that it will be conducting a promotional campaign around the Susan G. Komen Race for the Cure events. This program will commence at the Susan G. Komen Dallas Race for the Cure in Dallas, on October 15 2016, which coincides with National Breast Cancer Awareness Month. Two contests will anchor the initiative and will feature, in person, BREVAGenplus spokesperson and Susan G. Komen advocate, Verizon IndyCar series driver, Pippa Mann.

“We are pleased to join Susan G. Komen in the world’s largest fundraising initiative to fight breast cancer,” commented Mr. Eutillio Buccilli, Chief Executive Officer of Genetic Technologies Limited. “By participating at these Race for the Cure events we reaffirm our commitment to supporting the important work Komen does on behalf of the breast cancer community. We are pleased to have Pippa on site in Dallas for this Race to help us raise awareness of the importance risk assessment plays in the prevention and early detection of the disease.”

Participants who visit the BREVAGenplus booth, which will be located in the Sponsor Expo Area, south of the Main Stage, will be encouraged to fill out the BREVAGenplus Quiz at that time, and will be entered to win an iPad mini. Pippa will be present at the booth to greet participants and to discuss the threat represented by breast cancer and the importance of risk assessment, especially for women with little to no family history. Breast cancer will affect 1 in 8 women during their lifetime. In parallel, the Company will be conducting a social media contest whereby the first 100 participants will receive a signed Pippa Mann poster. In order to enter the contest, participants need to re-tweet or share one of BREVAGenplus’ social media posts or use the hashtag #KnowYourRisk.

About Genetic Technologies Limited

Genetic Technologies is a molecular diagnostics company that offers predictive testing and assessment tools to help physicians proactively manage women’s health. The Company’s lead product, BREVAGenplus®, is a clinically validated risk assessment test for non-hereditary breast cancer and is first in its class. BREVAGenplus® improves upon the predictive power of the first generation BREVAGen test and is designed to facilitate better informed decisions about breast cancer screening and preventive treatment plans. BREVAGenplus® expands the application of BREVAGen from Caucasian women to include African-Americans and Hispanics, and is directed towards women aged 35 years or above, who have not had breast cancer and have one or more risk factors for developing breast cancer.

The Company has successfully launched the first generation BREVAGen test across the U.S. via its U.S. subsidiary Phenogen Sciences Inc. and the addition of BREVAGenplus®, launched in October 2014,

Genetic Technologies Limited • Website: www.gtglabs.com • Email: info@gtglabs.com   ABN 17 009 212 328

Registered Office • 60-66 Hanover Street Fitzroy Victoria 3065 Australia • Postal Address P.O. Box 115 Fitzroy Victoria 3065 Australia

Phone +61 3 8412 7000 • Fax +61 3 8412 7040

significantly expands the applicable market. The Company markets BREVAGenplus® to healthcare professionals in comprehensive breast health care and imaging centres, as well as to obstetricians/gynaecologists (OBGYNs) and breast cancer risk assessment specialists (such as breast surgeons).

For more information, please visit www.brevagenplus.com and www.phenogensciences.com.

About Susan G. Komen® and Susan G. Komen® Dallas County

Susan G. Komen is the world’s largest breast cancer organization, funding more breast cancer research than any other nonprofit outside of the federal government while providing real-time help to those facing the disease. Komen was founded in 1982 by Nancy G. Brinker, who promised her sister, Susan G. Komen, that she would end the disease that claimed Suzy’s life. Komen Dallas County is working to better the lives of those facing breast cancer in the local community. Through events like the Komen Dallas Race for the Cure, Komen Dallas County has invested over $24 million in community breast health programs in Dallas County and has contributed to the more than $920 million invested globally in research. For more information about Komen Dallas County, call 214-750-7223 or visit www.komen-dallas.org.

Safe Harbor Statement

Any statements in this press release that relate to the Company’s expectations are forward-looking statements, within the meaning of the Private Securities Litigation Reform Act.  The Private Securities Litigation Reform Act of 1995 (PSLRA) implemented several significant substantive changes affecting certain cases brought under the federal securities laws, including changes related to pleading, discovery, liability, class representation and awards fees.  Since this information may involve risks and uncertainties and are subject to change at any time, the Company’s actual results may differ materially from expected results.  Additional risks associated with Genetic Technologies’ business can be found in its periodic filings with the SEC.

FOR FURTHER INFORMATION PLEASE CONTACT

Mr. Eutillio Buccilli	Candice Knoll (USA)
Executive Director & Chief Executive Officer	Blueprint Life Science Group
Genetic Technologies Limited	+ 1 (415) 375 3340, Ext. 4
+61 3 8412 7050